June 2011 Pricing Sheet dated June 23, 2011 relating to Preliminary Pricing Supplement No. 835 dated June 13, 2011 Registration Statement No. 333-156423 Filed pursuant to Rule 433
S T R U C T U R E D   I N V E S T M E N T S
Opportunites in U.S. Equities

Trigger Securities Based on the Value of the S&P 500® Index due June 28, 2013
PRICING TERMS – JUNE 23, 2011
Issuer:	Morgan Stanley
Maturity date:	June 28, 2013
Underlying index:	The S&P 500® Index
Aggregate principal amount:	$9,771,000
Payment at maturity (per security):	If the final index value is greater than the initial index value,
$10 + upside payment
In no event will the payment at maturity exceed the maximum payment at maturity.

If the final index value is less than or equal to the initial index value, but the index closing value has not decreased to or below the trigger level on any index business day during the observation period,

$10

If the final index value is less than or equal to the initial index value, and the index closing value has decreased to or below the trigger level on any index business day during the observation period,

$10 x index performance factor
This amount will be less than or equal to the stated principal amount of $10, which may result in a loss of some or all of your investment.
Upside payment:	$10 x participation rate x index percent increase
Participation rate:	100%
Index percent increase:	(final index value – initial index value) / initial index value
Index performance factor:	final index value / initial index value
Trigger level:	898.45, which is equal to 70% of the initial index value.
Observation period:
Each index business day on which there is no market disruption event with respect to the index from and including the index business day immediately following the pricing date to and including the valuation date.

Initial index value:	1,283.50, which is the index closing value on the pricing date.
Final index value:	The index closing value on the valuation date
Valuation date:	June 25, 2013, subject to adjustment for certain market disruption events
Maximum payment at maturity:	$14.00 per security (140% of the stated principal amount)
Stated principal amount:	$10 per security
Issue price:	$10 per security
Pricing date:	June 23, 2011
Original issue date:	June 28, 2011 (3 business days after the pricing date)
CUSIP / ISIN:	61760E424 / US61760E4246
Listing:	The securities will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Description of Securities—Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement.

Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Issuer
Per security	$10.00	$0.2125	$9.7875
Total	$9,771,000	$207,633.75	$9,563,366.25
(1)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $0.225 for each security they sell.  For additional information, see “Description of Securities––Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement and “Plan of Distribution” in the accompanying prospectus supplement.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of Standard & Poor’s Financial Services LLC (“S&P”) and have been licensed for use by Morgan Stanley.  The securities are not sponsored, endorsed, sold or promoted by S&P, and S&P makes no representation regarding the advisability of investing in the securities.

You should read this document together with the preliminary pricing supplement describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement No. 835 dated June 13, 2011
Prospectus Supplement dated December 23, 2008
Prospectus dated December 23, 2008

The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.